================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459


                    ----------------------------------------


                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                October 29, 2002


                    ----------------------------------------


                     Banco Santander Central Hispano, S.A.
             (Exact name of registrant as specified in its charter)


                             Plaza de Canalejas, 1
                              28014 Madrid, Spain
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F X                 Form 40-F
                         ---                          ---


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934:

                 Yes                         No X
                    ---                        ---


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

                     Banco Santander Central Hispano, S.A.


                               TABLE OF CONTENTS


   Item
   ----

     1. Press Release, dated October 29, 2002, regarding financial results for the nine month period ended September 30, 2002

     2. Communication of Major Event, dated October 17, 2002, regarding distribution of second interim dividend

     3. Communication of Major Event, dated October 17, 2002, regarding distribution of second interim dividend

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Banco Santander Central Hispano, S.A.


Date: October 29, 2002                     By: /s/ Jose Antonio Alvarez
                                               ---------------------------------
                                               Name:  Jose Antonio Alvarez
                                               Title: Executive Vice President

[Banco Santander Central Hispano logo]

                                                                         Item 1
Press Release

                     SANTANDER CENTRAL HISPANO 9 MONTHS NET
                   ATTRIBUTABLE PROFIT 1,721.9 MILLION EUROS
                                    (-13,6%)

o Improved efficiency ratio (-2.9 points) and conservative provisioning for loan losses and potential writeoffs
o Operating income rose 7.6%, excluding Argentina, and 25.5% if excluding dividends and trading gains
o Positive trend in commissions, those generated by mutual and pension funds rising 2.5%, portfolio management by 13.9% and insurance business by 39.56%

Madrid October 29, 2002 - Santander Central Hispano recorded net attributable income of 1,721.9 million euros in the first nine months of 2002, a decline of 13.6% over the same period last year. Excluding Argentina, which again made a zero contribution, net attributable income was down 7.5%.

In a negative international environment, the Group has focused actively on generating revenue, reducing the cost base, managing the risk portfolio, improving the capital base and restructuring some business areas.

During the third quarter, a series of measures were implemented to stimulate business activity, as a result of which the Santander Central Hispano branch network gained market share in deposits and mutual funds. Sales drives for innovative new products helped attract 6 billion euros in new funds in Spain up to September.

Results

Net interest revenues were 4% lower at 7,279.3 million euros, reflecting the negative situation in Argentina and exchange rate trends. Excluding these factors, net interest revenues rose 9.0%, driven by improved business margins in Europe and in the main Latin American markets. In Spain, increased business volumes offset narrower customer margins.

Fees and commissions declined 5.5% due to lower revenues from Argentina. Excluding Argentina, they rose 4%, and eliminating the impact of currency depreciation, by 9%. Mutual and pension fund business generated a 2.5% rise in fee income, portfolio management 13.9% and insurance business one of 39.5%.

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

[Banco Santander Central Hispano logo]


Measures taken in past few months yielded fruit in the form of positive performance from fees and commissions in retail banking in Spain, which continued their positive trend with a 10% third quarter rise over the same period last year.

Net trading gains were 70.6% lower due to market volatility. Net operating revenues were down 7.9% at 10,760.9 million euros, though this narrows to only 1.8% lower if Argentina is excluded. Nearly 90% of total net operating revenues came from retail banking in Spain and abroad.

Cost control in personnel and general expenses, which declined by 12.8% in the first nine months, led to Group efficiency ratio improving 2.9 percentage points (or 3.8 points if Argentina is excluded) to 51.2%. Personnel costs fell 12.7% and other administrative costs by 13%.

Net operating income, also affected by Argentina, declined 1.5% to 4,401.6 million euros. Excluding Argentina it rose 7.6%, despite an inauspicious economic environment. Underpinning this result was retail banking in Europe (+19.9%) and recurring income business lines. Excluding dividends and trading gains, net operating income rose 25.5%.

Loan loss provisions rose 7.9% to 1,429.6 million euros and 553.5 million euros in goodwill was amortized.

Net attributable income of 1,721.9 million euros was 13.6% down on the same period last year but only 7.5% lower if Argentina is excluded. The result is in line with Group objectives for the year of a net attributable income of 2,250 million euros (down 10% on 2001). Retail banking business contributed 82% to total net income (49% from Europe and 33% from Latin America), asset management and private banking 10%, global wholesale banking 7% and income from share stakes, not including capital gains, 1%.

In Latin America, business activity and results were deeply affected by currency depreciation and market volatility. The Group has progressed in its strategy of promoting recurring income business while redefining its presence in less profitable markets. In the first nine months, net attributable income in the region came to 1,063 million euros, with excellent results in Brazil, Mexico, Chile and Venezuela.

In Argentina, the Group has provisioned its entire investment (including goodwill), as well as intra-group cross-border risk and cross-border risk with third parties required by the regulatory authorities. The country remains immersed in a restructuring process, but the situation shows signs of stabilizing. Results from Argentina continue to be neutralized from the point of view of Group accounts, while local business units have concentrated on maximizing asset quality and,

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

[Banco Santander Central Hispano logo]


above all, in maintaining adequate liquidity levels in the absence of capital injections from the parent Group.

In Brazil, which has been affected by intense market volatility, the Group has focused on preserving liquidity levels, reducing the portfolio of public sector bonds, reducing cross-border risk and maintaining strict controls on market and credit risk. The Group's portfolio of Brazilian public sector bonds has been reduced to US$4.2 billion, excluding pension-related holdings. The Group maintains low levels of provisionable country-risk (US$31 million).

The Group obtained in Brazil net attributable income of 417 million euros in the first nine months, a rise of 9.8%, or an increase of 22.6% if the effects of currency depreciation are excluded. All the objectives set at the time of the acquisition of Banespa are being met, and the profit forecast for this year is in excess of US$600 million.

Mexico registered a 32% rise in net attributable income to US$542 million. In Chile, net attributable for the nine months rose 2.2% to US$212 million.

In Spain, Banesto continued to grow in terms of revenue and profit, with a 12.4% rise in pre-tax income to 446.4 million euros. Volume rose 14% in loans and 8% in on-balance sheet customer funds. The bank has continued to place special emphasis on asset quality, with NPL ratio at 0.80% and provision cover of 276% (compared to 0.85% and 238%, respectively, in September 2001)

Balance sheet

On and off-balance sheet activities were negatively affected by Argentina and the depreciation of the principle Latin American currencies and of the US dollar against the euro. This has offset the favourable impact of retail banking in Europe in overall figures.

Loans were 1.9% lower at 169,703 million euros. Excluding Argentina there was a 6.5% rise. In Spain, loans to the public sector rose 15.9% and loans to other resident sectors 5.3%, including a 16.2% increase in mortgage-backed loans.

Total Group customer funds were 2.8% lower at 308,735 million euros, though excluding Argentina and the currency effect there was a rise of 6.9%.

Among customer funds, term deposits rose 13.8%, basically as a result of success in marketing the SuperSatisfaction and Super Yield products. This led to an increase in market share among term deposits as well as in total banking sector deposits. There was also a positive trend in mutual funds in the domestic market, which increased 7.5% over the 12 months, consolidating the Group's leadership with a market share above 27%. Personal pension plans in Spain rose 10.6% in

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

[Banco Santander Central Hispano logo]


volume, thus preserving the Group's leadership in this segment with a market share in excess of 19%.

The Group continues to apply rigorous risk management criteria. The NPL ratio stood at 2.09% in September (0.98% in Spain and 4.05% in Latin America), compared to 1.85% in June and in line with the level in September 2001, despite significant deterioration in the economic environment since then. Provision cover was 132.9%.

Excluding Argentina, the NPL ratio in Latin America (which consolidates on the basis of local criteria and is therefore not homogenous with the rest of the Group), stood at 3.14% on the basis of provisional data, with provision cover at 142%.

In this regard, it is worth noting that Santander Central Hispano risk is well diversified, with 80% concentrated in OECD countries and only 5% in noninvestment grade countries, with no exposure to multinational risk.

Solvency ratios

At the close of the third quarter, eligible capital according to BIS criteria stood at 21,243 million euros, as a result of which BIS ratio stood at 10.81% with a Tier I of 7.29%.

With the goal of strengthening capital ratios, the Group has prepared a number of options aimed at reducing risk-weighted assets, improving capital composition and accelerating goodwill amortization. Moreover, other steps are being taken which were not included in the end-September accounts which will improve the equity base, with an estimated 40 basis point increase in Tier I and one of 60 basis points in core capital to levels of 7.7% and 5.0%, respectively. As a result, the BIS ratio will increase to 11.6%, close to Group objectives.

Dividends

Last August 1, Santander Central Hispano paid a first dividend for 2002 of
0.0775 euros per share and it is envisaged that a second interim payment of
0.0751 euros will be made from November 1. The Group anticipates distributing a dividend for 2002 identical to the 2001 payment, as announced by the Chairman in his letter to shareholders of August 1.

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

[Banco Santander Central Hispano logo]


----------------------------------------------------------------------------------------------------------------------
Consolidated income statement                       Jan-Sept 2002             Jan-Sept 2001              02/01
                                                      mln euros                  mln euros                  %
----------------------------------------------------------------------------------------------------------------------
NET INTEREST REVENUE                                   7,279.3                   7,584.5                 (4.02)
----------------------------------------------------------------------------------------------------------------------
Net Fees and commissions                               3,303.3                   3,495.7                 (5.50)
----------------------------------------------------------------------------------------------------------------------
BASIC REVENUE                                         10,582.6                  11,080.2                 (4.49)
----------------------------------------------------------------------------------------------------------------------
Trading gains                                            178.4                     605.8                (70.56)
----------------------------------------------------------------------------------------------------------------------
Net operating revenues                                10.760.9                  11,686.0                 (7.92)
----------------------------------------------------------------------------------------------------------------------
Personnel and general expenses                        (5.508.6)                 (6,320.1)               (12.84)
----------------------------------------------------------------------------------------------------------------------
a) Personnel                                          (3,453.2)                 (3,956.6)               (12.72)
----------------------------------------------------------------------------------------------------------------------
b) General expenses                                   (2,055.4)                 (2,363.6)               (13.04)
----------------------------------------------------------------------------------------------------------------------
Depreciation and others results                         (850.7)                   (899.4)                (5.41)
----------------------------------------------------------------------------------------------------------------------
NET OPERATING INCOME                                   4,401.6                   4,466.5                 (1.45)
----------------------------------------------------------------------------------------------------------------------
Income from equity accounted holdings                    182.6                     440.4                (58.52)
----------------------------------------------------------------------------------------------------------------------
Earnings from Group transactions                         199.3                     598.0                (66.67)
----------------------------------------------------------------------------------------------------------------------
Net provisions for loan losses                        (1,429.6)                 (1,324.4)                 7.94
----------------------------------------------------------------------------------------------------------------------
Writedown of investment securities                        (0.3)                     (0.4)               (31.08)
----------------------------------------------------------------------------------------------------------------------
Goodwill Amortization                                   (553.5)                 (1,495.1)               (62.98)
----------------------------------------------------------------------------------------------------------------------
Other income                                             (62.9)                    709.4                    --
----------------------------------------------------------------------------------------------------------------------
Income before taxes                                    2,737.3                   3,394.3                (19.36)
----------------------------------------------------------------------------------------------------------------------
Corporate Tax                                           (605.6)                   (737.0)               (17.83)
----------------------------------------------------------------------------------------------------------------------
Net Consolidated income                                2,131.8                   2,657.3                (19.78)
----------------------------------------------------------------------------------------------------------------------
Minority interests                                       104.0                     287.2                (63.80)
----------------------------------------------------------------------------------------------------------------------
Dividend - preferred shareholders                        305.9                     377.4                (18.94)
----------------------------------------------------------------------------------------------------------------------
NET ATTRIBUTABLE INCOME                                1,721.9                   1,992.8                (13.59)
----------------------------------------------------------------------------------------------------------------------


Data excluding Argentina

Basic revenue                          10,375.7      10,103.6       2.69

Net operating revenues                 10,526.7      10,721.8      (1.82)

Net operating income                    4,336.9       4,028.9       7.64

Net attributable income                 1,721.9       1,860.9      (7.47)

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

Customer Funds
----------------------------------------------------------------------------------------------------------------------
                                                       30.09.2002          30.09.2001         02/01     31.12.01
                                                        mln euros           mln euros            %     mln euros
----------------------------------------------------------------------------------------------------------------------
Public Sector                                            14,476.6            11,343.3        27.62      14,466.9
----------------------------------------------------------------------------------------------------------------------
Private Sector                                           76,224.8            69,743.6         9.29      71,891.3
----------------------------------------------------------------------------------------------------------------------
     Demand deposits                                     20,794.6            19,608.7         6.05      21,252.2
----------------------------------------------------------------------------------------------------------------------
     Savings accounts                                    15,941.4            14,975.6         6.45      15,472.4
----------------------------------------------------------------------------------------------------------------------
     Time deposits                                       21,795.6            21,668.1         0.59      19,155.9
----------------------------------------------------------------------------------------------------------------------
     REPOS                                               17,666.3            13,351.1        32.32      15,928.3
----------------------------------------------------------------------------------------------------------------------
     Other accounts                                          26.9               140.2      (80.83)          82.6
----------------------------------------------------------------------------------------------------------------------
Non-resident sector                                      79,274.3            84,435.6       (6.11)      90,923.7
----------------------------------------------------------------------------------------------------------------------
     Deposits                                            70,806.4            74,797.3       (5.34)      80,656.0
----------------------------------------------------------------------------------------------------------------------
     REPOS                                                8,468.0             9,638.2      (12.14)      10,267.7
----------------------------------------------------------------------------------------------------------------------
Total customer deposits                                 169,975.7           165,522.5         2.69     177.281.9
----------------------------------------------------------------------------------------------------------------------
Debt Securities                                          32,424.6            41,084.6      (21.08)      40,376.0
----------------------------------------------------------------------------------------------------------------------
Subordinated Debt                                        13,105.1            12,696.4         3.22      12,996.0
----------------------------------------------------------------------------------------------------------------------
Total customer funds on-balance sheet                   215,505.4           219,303.5       (1.73)     230,653.8
----------------------------------------------------------------------------------------------------------------------
Total managed funds (off-balance sheet)                  88,605.3            83,782.3         5.76      91,716.2
----------------------------------------------------------------------------------------------------------------------
Mutual funds                                             66,424.1            63,227.4         5.06      68,227.0
----------------------------------------------------------------------------------------------------------------------
     Spain                                               50,876.2            47,345.3         7.46      49,487.6
----------------------------------------------------------------------------------------------------------------------
     Abroad                                              15,547.8            15,882.1       (2.10)      18,739.5
----------------------------------------------------------------------------------------------------------------------
Pension funds                                            14,386.0            13,423.0       (7.17)      15,619.6
----------------------------------------------------------------------------------------------------------------------
     Spain                                                5,228.6             4,798.1         8.97       5,443.8
----------------------------------------------------------------------------------------------------------------------
     Individuals                                          4,547.9             4,110.5        10.64       4,698.0
----------------------------------------------------------------------------------------------------------------------
     Abroad                                               9,157.4             8,624.9         6.17     10,175.78
----------------------------------------------------------------------------------------------------------------------
Managed portfolios                                        7,795.2             7,131.9         9.30       7,869.0
----------------------------------------------------------------------------------------------------------------------
     Spain                                                2,356.3             2,013.9        17.00       2,432.0
----------------------------------------------------------------------------------------------------------------------
     Abroad                                               5,438.9             5,118.0         6.27       5,437.6
----------------------------------------------------------------------------------------------------------------------
Total customer funds - excl. Argentina                  304,110.7           303,085.9         0.34     322,370.0
----------------------------------------------------------------------------------------------------------------------
Total customer funds - Argentina                          4,626.6            14,633.0      (68.40)       9,008.9
----------------------------------------------------------------------------------------------------------------------
Total Customer funds on-balance sheet                   308,735.3           317,718.8         2.83     331,378.9
----------------------------------------------------------------------------------------------------------------------

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

Customer Funds
----------------------------------------------------------------------------------------------------------------------
                                                       30.09.2002          30.09.2001        02/01      31.12.01
                                                        mln euros           mln euros            %     mln euros
----------------------------------------------------------------------------------------------------------------------
Public Sector                                             4,337.2             3,742.3        15.90       4,249.7
----------------------------------------------------------------------------------------------------------------------
Private Sector                                           87,010.5            82,672.1         5.25      84,721.7
----------------------------------------------------------------------------------------------------------------------
     Secured loans                                       36,291.4            31,225.5        16.22      33,028.3
----------------------------------------------------------------------------------------------------------------------
     Other loans                                         50,719.1            51,446.6        (1.41)     51,693.4
----------------------------------------------------------------------------------------------------------------------
Non-resident sector                                      75,965.8            79,316.5        (4.22)     85,799.7
----------------------------------------------------------------------------------------------------------------------
     Secured loans                                       21,463.6            22,214.9        (3.38)     23,308.7
----------------------------------------------------------------------------------------------------------------------
     Other loans                                         54,502.3            57,101.5        (4.55)     62,491.0
----------------------------------------------------------------------------------------------------------------------
Gross loans (ex-Argentina)                              167,313.6           165,730.9         0.95     174,771.1
----------------------------------------------------------------------------------------------------------------------
Less: net allowance for loan losses                       5,102.6             5,308.7        (3.88)      5,068.7
(ex-Argentina)
----------------------------------------------------------------------------------------------------------------------
Net loans -- ex-Argentina                               162,210.9           160,422.2         1.12     169,702.4
----------------------------------------------------------------------------------------------------------------------
Net loans - Argentina                                     2,131.9             6,914.4       (69.17)      4,119.7
----------------------------------------------------------------------------------------------------------------------
Net loans -- total                                      164,342.8           167,336.6        (1.79)    173,822.0
----------------------------------------------------------------------------------------------------------------------
Note: doubtful loans                                      4,152.4             4,219.4        (1.59)      3,894.5
----------------------------------------------------------------------------------------------------------------------
     Public Sector                                            3.5                 5.6       (36.84)          4.5
----------------------------------------------------------------------------------------------------------------------
     Private Sector                                       1,055.8               828.8        27.39         931.0
----------------------------------------------------------------------------------------------------------------------
     Non-resident sector                                  3,093.1             3,385.1       (8.63)       2,959.0
----------------------------------------------------------------------------------------------------------------------

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

Shareholders' equity
And capital ratios*
----------------------------------------------------------------------------------------------------------------------
                                                        30.09.2002           30.09.2001      02/01       31.12.01
                                                         mln euros            mln euros         %        mln euros
----------------------------------------------------------------------------------------------------------------------
Subscribed capital stock                                   2,384.2              2,280.8       4.53       2,329.7
----------------------------------------------------------------------------------------------------------------------
Paid-in surplus                                            8,685.6              8,080.4      19.86       8,651.0
----------------------------------------------------------------------------------------------------------------------
Reserves                                                   5,461.2              5,444.6       0.31       5,466.4
----------------------------------------------------------------------------------------------------------------------
Reserves at consolidated companies (net)                    (312.2)             1,528.5         --       1,545.9
----------------------------------------------------------------------------------------------------------------------
Total primary capital                                     17,218.8             17,334.3      (0.67)     17,993.0
----------------------------------------------------------------------------------------------------------------------
Net attributable income                                    1,721.9              1,992.8     (13.59)      2,486.3
----------------------------------------------------------------------------------------------------------------------
Treasury stock                                               (16.9)               (51,6)    (67.15)        (21.4)
----------------------------------------------------------------------------------------------------------------------
Distributed interim dividend                                (369.6)              (342.7)      7.84        (685.4)
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity at period end                        18,554.2             18,392.8      (2.00)     19,772.5
----------------------------------------------------------------------------------------------------------------------
Interim dividend pending distribution                           --                   --         --        (350.0)
----------------------------------------------------------------------------------------------------------------------
Final dividend                                                  --                   --         --        (294.0)
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity after                                18,554.2             18,932.8      (2.00)     19,128.4
Allocation of period end results
----------------------------------------------------------------------------------------------------------------------
Preferred shares                                           5,933.4              7,101.7     (16.45)      5,979.0
----------------------------------------------------------------------------------------------------------------------
Minority interests                                           856.4              1,460.4     (41.36)      1,394.9
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity and minority interests               25,344.0             27,494.9      (7.82)     26,502.4
----------------------------------------------------------------------------------------------------------------------
Basic Capital (Tier I)                                    14,319.8             15,755.3      (9.11)     16,357.9
----------------------------------------------------------------------------------------------------------------------
Supplementary Capital                                      6,922.8              6,788.4       1.98       8,239.1
----------------------------------------------------------------------------------------------------------------------
Eligible capital                                          21,242.7             22,543.7      (5.77)     24,597.0
----------------------------------------------------------------------------------------------------------------------
Risk-weighted assets (BIS criteria)                      196,556.7            198,037.4      (0.75)      204,310
----------------------------------------------------------------------------------------------------------------------
BIS ratio* (1)                                               10.81                11.38                    12.04
----------------------------------------------------------------------------------------------------------------------
     Tier I (1)                                               7.29                 7.96                     8.01
----------------------------------------------------------------------------------------------------------------------
Excess (amount)                                            5,518.1              6,700.7     (17.65)      8,252.2
----------------------------------------------------------------------------------------------------------------------

* The impact of amortization in 2002 of preferred stock is reflected in 2001 end year accounts.

Present estimated BIS ratio of 11.6% (Tier I 7.7%) includes Banesto and Bital operations yet to be executed at 30.09.02

Plaza de Canalejas, 1 28014 Madrid
Tel: 34 91 558 15 71  Fax 34 91 521 33 87

[Banco Santander Central Hispano logo]


                                                                          Item 2


                                  MAJOR EVENT


                     BANCO SANTANDER CENTRAL HISPANO, S.A.


                            Second Interim Dividend


As from 1st November 2002, Banco Santander Central Hispano will pay a dividend on all currently outstanding ordinary shares as follows:


--------------------------------------------------------------------------------
    Number of Shares      Gross Dividend     18% Withholding Tax    Net Dividend
--------------------------------------------------------------------------------
       4,768,402,943       Euro 0.075126         Euro 0.013523     Euro 0.061603
--------------------------------------------------------------------------------


     The dividend is the second, payable on a quarterly basis, charged to year 2002 earnings.





                                                    Santander, 17th October 2002

                                          The Secretary General and of the Board









--------------------------------------------------------------------------------
Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid;
Phone: 3491.558 1031/2040/1370, Fax 3491.5226670/5581453

[Banco Santander Central Hispano logo]


                                                                          Item 3


                                  MAJOR EVENT



Banco Santander Central Hispano, S.A. announces that as of 1st November next, it will pay a second interim dividend on account of the earnings for the 2002 financial year, amounting to 0.075126 euros per share, which is the same as that paid in October last year as the second interim dividend for the 2001 financial year.



                                                        Madrid, 3rd October 2002

                                          The Secretary General and of the Board






















--------------------------------------------------------------------------------
Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid;
Phone: 3491.558 1031/2040/1370, Fax 3491.5226670/5581453